Exhibit 99.1

NEXA AND KARMIN ANNOUNCE
CLOSING OF PLAN OF ARRANGEMENT

Luxembourg and Toronto, ON - October 30, 2019 — Nexa Resources S.A. (“Nexa Resources” or “Nexa”) (NYSE and TSX: NEXA), and Karmin Exploration Inc. (“Karmin” or the “Company”) are pleased to announce that they have completed their previously announced plan of arrangement (the “Arrangement”) among Nexa, Karmin, Votorantim Metals Canada Inc., a wholly-owned subsidiary of Nexa, and Kar Gold Inc., (“SpinCo”), described in their respective press releases issued on August 26, 2019 and October 24, 2019.

Under the terms of the Arrangement, each former Karmin shareholder is entitled to US$0.770467 in cash, for each common share of Karmin (each, a “Karmin Share”) held prior to the Arrangement (the “Consideration”). In addition, prior to the completion of the Arrangement, all of the outstanding options and warrants of Karmin were exercised and certain assets and liabilities of Karmin, including 20,615,138 shares of VI Mining PLC (NEX: VIM), had been transferred to SpinCo. Following the transfer, the common shares of SpinCo (the “SpinCo Shares”) have been distributed to the former Karmin shareholders by way of a dividend (at a rate of one SpinCo  Share for each outstanding Karmin Share). Nexa will not be involved in the management or operations of SpinCo.

Karmin has applied to de-list the Karmin Shares from the TSX Venture Exchange and the Lima Stock Exchange and it is anticipated that the Karmin Shares will be delisted as of the close of trading on November 1, 2019.

Pursuant to the letter of transmittal mailed to Karmin shareholders as part of the material in connection with the special meeting of the Company held on October 16, 2019, in order to receive the Consideration and the SpinCo Shares to which they are entitled, registered holders of Karmin Shares will be required to deposit their share certificate(s) representing Karmin Shares, together with a duly completed letter of transmittal, with Computershare Trust Company of Canada, the depositary under the Arrangement. Shareholders whose Karmin Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee with questions regarding the receipt of the Consideration.

Karmin shareholders who have questions or require assistance with submitting their Karmin Shares to the Arrangement may direct their questions to Computershare Trust Company of Canada, who is acting as depositary under the Arrangement, toll free at 1-800-564-6253 or within Canada at 1-514-982-7888 or by email at corporateactions@computershare.com. Further information regarding the Arrangement is available in the management information circular of Karmin dated September 18, 2019, which is available under Karmin’s profile on SEDAR at www.sedar.com.

About Nexa Resources

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of Nexa and mining production and its projects; the purchase by Nexa of all the issued and outstanding Karmin Shares; the expected benefits of the transaction, including the expected benefits to shareholders and other stakeholders as well as future financial and operating results. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such statements include, but are not limited to: the effect of the announcement of the transaction on Nexa’s strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation; and other customary risks associated with transactions of this nature.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information please contact:

Roberta Varella — Head of Investor Relations
ir@nexaresources.com
+55 11 3405-5601